UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary shares, nominal value euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Consuelo Barbé Capdevila Telefónica, S.A. Ronda de la Comunicación s/n 28050 Madrid, Spain Telephone: (+34) 91 4823733

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 87927W10

1.	NAME OF REPORTING PERSON TELEFÓNICA, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION THE KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER [None]
	8.	SHARED VOTING POWER 3,003,586,907*
	9.	SOLE DISPOSITIVE POWER [None]
	10.	SHARED DISPOSITIVE POWER 3,003,586,907*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14.	TYPE OF REPORTING PERSON CO

*	3,003,586,907 is the total number of Telecom Italia S.p.A. shares owned by Telco S.p.A., representing approximately 22.4% of Telecom Italia S.p.A.’s share capital. However, Telefónica, S.A. only owns 46.18% of Telco S.p.A.

SCHEDULE 13D

This Amendment No. 6 (this “Amendment”) amends the statement on Schedule 13D, dated October 31, 2007, as subsequently amended (the “Schedule 13D”), filed by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A. (the “Telecom Italia Shares”), a company incorporated under the laws of the Republic of Italy (“Telecom Italia”). Except as expressly provided, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

Introduction

As previously described in Amendment No. 2 and No. 3 to Schedule 13D (filed on November 23, 2009 and December 29, 2009 by Telefónica), the terms of SI’s exit were approved on November 26, 2009, and the SI Exit Transaction was concluded on December 22, 2009. In addition, as previously described in Amendment No. 4 to Schedule 13D (filed on January 26, 2010, by Telefónica), on January 11, 2010 Telco refinanced its existing financial indebtedness maturing through the New Refinancing Facility with the Senior Lenders.

As previously described in Amendment No.5 to Schedule 13 D (filed on March 12, 2012 by Telefónica) on February 29, 2012, the Existing Shareholders agreed to renew the Shareholders’ Agreement for 3 years, that is, until 28 February 2015, and undertook to take actions to ensure the refinancing of Telco’s financial indebtedness through appropriate financial instruments, contractual agreements and/or corporate transactions in proportion to their respective shareholdings of Telco. A copy of the Telco press release related to these events, dated February 29, 2012, was previously filed as Exhibit 26.

On May 31, 2012 the Existing Shareholders announced the completion of the transactions regarding the refinancing of the financial indebtedness of Telco maturing in 2012 (the “2012 Refinancing”).

As part of the 2012 Refinancing, Telco (a) executed a capital increase of euro 600 million, entirely subscribed by all the Existing Shareholders on a pro rata basis (the “Capital Increase”), (b) issued a euro 1,750 million bond, entirely subscribed by all the Existing Shareholders on a pro rata basis, and (c) entered into a euro 1,050 million loan agreement (the “2012 Refinancing Facility”) with Société Générale, UniCredit Corporate Banking S.p.A., HSBC Bank plc, Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “2012 Lenders”). The 2012 Refinancing Facility matures on November 27, 2013 and is guaranteed by a pledge (the “2012 Pledge”) in favor of the 2012 Lenders over 1,730,000,000 Telecom Italia Shares held by Telco (as such number of Telecom Italia Shares may vary from time to time also in accordance with the 2012 Refinancing Facility (the “2012 Pledged Shares”).

In connection with the Capital Increase, the Existing Shareholders amended article 5 of Telco’s by-laws, previously filed on Schedule 13D as Exhibit 13. An un-official translation of the amendments to article 5 of Telco’s by-laws is filed as Exhibit 27 hereto.

The funds received by Telco under the 2012 Refinancing have been used to repay the January 2010 New Refinancing Facility and the €1,300 million bonds previously issued by Telco and subscribed by Existing Shareholders, and will be used to repay the remaining banking debt of €860 million maturing between June and October 2012.

Pursuant to the terms of the 2012 Refinancing Facility, on May 31, 2012, the Existing Shareholders and the 2012 Lenders, entered into a new separate option agreement (the “2012 Pledged Shares Option Agreement”) pursuant to which the parties (i) terminated the Pledged Shares Option Agreement, entered into in January 2010; and (ii) established the terms and conditions that would govern the Existing Shareholders’ option to acquire the 2012 Pledged Shares from the 2012 Lenders (the “2012 Call Option”) in the event that the 2012 Lenders enforce the 2012 Pledge. Copies of the 2012 Pledged Shares Option Agreement and the Telco press releases announcing the events described above, dated May 3, 2012 and May 31, 2012, are filed as Exhibit 28, Exhibit 29 and Exhibit 30 hereto, respectively.

Items 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

2012 PLEDGED SHARES OPTION AGREEMENT

The description of the 2012 Pledged Shares Option Agreement in the Introduction to this Amendment No. 6 is incorporated herein by reference.

Pursuant to the 2012 Option Agreement, UniCredit S.p.A. (in its capacity as facility agent under the 2012 Refinancing Facility (the “Facility Agent”) will provide written notice to the Existing Shareholders of any enforcement of the 2012 Pledge under the 2012 Refinancing Facility (the “Enforcement Notice”). Together with the Enforcement Notice, the Facility Agent will also deliver to the Existing Shareholders a written notice (the “Calculation Notice”) stating (i) the aggregate amount outstanding under the 2012 Refinancing Facility plus interest accrued and to accrue thereunder and any other costs and expenses, including enforcement costs under the 2012 Refinancing Facility; (ii) the price at which the 2012 Lenders are entitled to acquire the 2012 Pledged Shares by enforcing the 2012 (the “Enforcement Price”), and (iii) the number of Pledged Shares that the 2012 Lenders would be entitled to appropriate by virtue of the enforcement of the 2012 Pledge (the “Appropriation Shares”).

Each Existing Shareholder is entitled to acquire from the 2012 Lenders the Appropriation Shares at a price per Appropriation Share equal to the higher of (i) the aggregate amount outstanding plus interest accrued and to accrue thereunder and any other costs and expenses, including enforcement costs, under the 2012 Refinancing Facility, divided by the aggregate number of the Appropriation Shares, and (ii) the Enforcement Price (in either case, the “Purchase Price”).

The 2012 Call Option will be validly exercised only if it is exercised for the exact amount of Appropriation Shares, provided, however, that if there is a discrepancy in the aggregate number of Appropriation Shares reported on the Exercise Notice due to clerical error, the relevant Existing Shareholders are entitled to cure, within one business day, such clerical error. The 2012 Call Option is exercised by means of delivery to the Facility Agent, and the other Existing Shareholders, of a written notice (the “Exercise Notice”), no later than five business days after receipt of the Calculation Notice, stating (i) its unconditional and irrevocable offer to purchase from the 2012 Lenders all or part of the Appropriation Shares at a price per share equal to the Purchase Price, and (ii) that the Exercise Notice complies with the shareholders agreement with respect to Telco then in force among the Existing Shareholders at that time. An Existing shareholder that delivers a valid Exercise Notice is referred to as an “Exercising Shareholder.”

If the 2012 Call Option is not validly exercised and, therefore, the Existing Shareholders do not acquire the Appropriation Shares, any Existing Shareholder, who refuses to make available to Telco in proportion to its shareholding in Telco the fund necessary to avoid or cure a default under the 2012 Refinancing Facility within the timeframe necessary to avoid the enforcement of the 2012 Pledge, by means of a transaction in compliance with the terms of the 2012 Shareholders Agreement (such Existing Shareholder, a “Dissenting Shareholder”), will be subject to a lock-up period for a period of six months from receipt of the Calculation Notice (the “Lock-up Period”).

During the Lock-up Period, each Dissenting Shareholder agrees not to sell, transfer, exchange either by way of a spot or forward contract or by any other derivative instruments or arrangements of any kind having a similar effect, any shares, convertible instrument or other equity or quasi-equity instruments of Telecom Italia (any such activity, a “Share Disposal”), provided, however, that such undertaking shall not apply (i) to Mediobanca and Intesa Sanpaolo when appropriating, buying or selling or otherwise transferring securities and other rights in the context of the enforcement of the 2012 Pledge, and (ii) to Mediobanca, Intesa Sanpaolo and Generali when appropriating, buying or selling or otherwise transferring securities and other rights in the context of the ordinary course of their trading activities. Nothing in the 2012 Option Agreement shall constitute or be interpreted as a restriction, impediment or limitation whatsoever to the right of the Existing Shareholders, whether a Dissenting Shareholder or not, to purchase or appropriate, either by way of a spot or forward contract or by any other derivative instruments or arrangements of any kind having a similar effect, any shares, convertible instrument or other equity or quasi-equity instruments of Telecom Italia at any time (any such activity, a “Share Acquisition”).

The Existing Shareholders further agreed that, during the Lock-up Period, following any enforcement of the 2012 Pledge, they will: (i) use their reasonable efforts to make Share Acquisitions (if any) from the 2012 Lenders in priority to any other market counterparty; and (ii) refrain from any trading activity or the making of any intentional, specific, negative communication (outside of the normal periodic or customary corporate communications of such entity) to either financial market counterparties or the press with respect to Telecom Italia Shares, which would adversely affect any Share Disposal by the 2012 Lenders in the context of an enforcement of the 2012 Pledge.

The foregoing summary of certain material provisions of the 2012 Pledged Shares Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 27 hereto.

Item 7. Materials to be Filed as Exhibits.

Exhibit 27:	Amendments to By-Laws of Telco (unofficial English translation)

Exhibit 28:	Option Agreement, dated May 31, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. (in its capacity as shareholder) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale, Milan Branch, HSBC Bank plc, ), Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender).

Exhibit 29:	Telco S.p.A press release, dated May 3, 2012.

Exhibit 30:	Telco S.p.A press release, dated May 31, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

TELEFÓNICA, S.A.

By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary to the Board of Directors

Exhibit Index

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecom Italiamunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. prior to November 19, 2007 (See exhibit 99.13) (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15	Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung A.G.), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.*

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.18	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation).*

99.19	Telco S.p.A. press release, dated December 22, 2009.*

99.20	Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.21	Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca — Banca di Credito Finanziario S.p.A. as shareholders.*

99.22	Telco S.p.A. press release, dated January 11, 2010. *

99.23	Amendment Deed, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.24	Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.25	Amendment Deed to Call Option Agreement, dated February 29, 2012, between Telefónica and Telco*

99.26	Telco S.p.A. press release, dated February 12, 2012*

99.27	Amendments to By-Laws of Telco (unofficial English translation)

99.28	Option Agreement, dated May31, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. (in its capacity as shareholder) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale, Milan Branch, HSBC Bank plc, ), Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender).

99.29	Telco S.p.A. press release, dated May 3, 2012

99.30	Telco S.p.A. press release, dated May 31, 2012

*	Previously filed.